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mheinz@sidley.com +1 312 853 2071	Founded 1866

January 19, 2017

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Pamela A. Long

Re:	Hennessy Capital Acquisition Corp. II Preliminary Proxy Statement on Schedule 14A Filed December 22, 2016 File No. 001-37509

Dear Ms. Long:

On behalf of Hennessy Capital Acquisition Corp. II (the “Company,” “Hennessy Capital,” “we,” “our” or “us”), we transmit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 13, 2017 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. We also are forwarding a copy of this letter via overnight courier, together with five (5) courtesy copies of Amendment No. 1, marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

General

1. Please revise to indicate that the form of proxy card is a preliminary copy. See Rule 14a-6(e)(1).

Response: The Company has revised the disclosure on the form of proxy card included with Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

January 19, 2017

2. Please provide us with copies of all materials prepared by the financial advisor and shared with the board of directors and their representatives. This includes copies of the board books and all transcripts and video presentations.

Response: The Company respectfully advises the Staff that it has been informed that Winston & Strawn LLP, counsel to Valuation Research Corporation (“VRC”), is supplementally and confidentially providing the Staff, as of even date herewith, with copies of the materials prepared by VRC and provided to the Hennessy Capital board of directors and their representatives, consisting of draft and final fairness opinion presentations in support of the delivery of VRC’s fairness opinion, as initially issued and then reaffirmed and re-issued on December 22, 2016. Such materials will be provided supplementally to the Staff pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Counsel to VRC will request confidential treatment of the materials pursuant to 17 C.F.R. § 200.83.

Summary Term Sheet, page 1

3. In the second bullet point on page 2 and elsewhere in the proxy statement, you state that the aggregate merger consideration is $626 million payable entirely in stock valued at $10 per share. Disclosure on page 173 regarding sources and uses of funds indicates that you will issue approximately 25.9 million shares valued at $10 per share in the merger. Please revise your disclosure to state the number of shares that you expect to issue in the merger and to clarify that certain items will be paid in cash, such as the cash repurchase of Daseke shares from Main Street and Prudential. Please also disclose the total and per share value of the consideration to be paid to repurchase the Main Street and Prudential shares.

Response: Hennessy Capital has revised the disclosure on pages 2 and 3 of the “Summary Term Sheet” section of Amendment No. 1 and similar disclosures throughout the Proxy Statement in response to the Staff’s comment.

4. Where you discuss the Sponsor Share Transfer, please explain why the amount of the shares subject to the transfer is calculated with reference to the number of shares issuable by the company as Utilization Fee Shares, which we understand will be issued by the company to the investors in the Backstop Commitment, and what impact this is intended to have on any party, including on the relative share ownership of the Sponsor, the Daseke stockholders and the investors in the Backstop Commitment. Also, while disclosure here says that the Sponsor will reduce the amount forfeited by 50% of the amount of the Utilization Fee shares, disclosure on page 135 describing the Common Stock Backstop and Subscription Agreement states that the Sponsor will forfeit a number of founder shares identical to the Utilization Fee Shares. Please revise to explain this apparent inconsistency.

Response: Hennessy Capital supplementally advises the Staff that in its October 10, 2016 non-binding letter of intent with Daseke that, in consideration for the Sponsor’s proposed transfer of up to 50% of its founder shares for the benefit of the Daseke stockholders, the parties agreed to share pro rata in any future concessions of founder shares required at any time prior to execution of the definitive merger agreement. As described further in the Proxy Statement, in order to facilitate the Business Combination, and in consideration for the Backstop Commitment, the Sponsor agreed to transfer up to 391,892 additional founder shares (which shares will be prorated to the extent less than the full $35.0 million commitment is utilized by the Company) for the benefit of the Backstop Commitment investors. These founder shares will be forfeited by the Sponsor and issued by the Company at closing as newly issued “Utilization Fee Shares” of Hennessy Capital common stock. In the event that the Backstop Commitment is utilized and Utilization Fee Shares are issued to such investors upon closing of the Business Combination, Daseke has agreed to reduce the Closing Merger Consideration by 50% of the total number of Utilization Fee Shares issued.

U.S. Securities and Exchange Commission

January 19, 2017

As disclosed in the “Impact of the Business Combination on Hennessy Capital’s Public Float” on page 43 of Amendment No. 1, Hennessy Capital anticipates that the Backstop Commitment will not be utilized if approximately 33% of the Hennessy Capital public shares are redeemed. If approximately 67% of the Hennessy Capital public shares are redeemed, Hennessy Capital assumes $35.0 million of the Backstop Commitment will be fully utilized and Hennessy Capital will issue 391,892 of Utilization Fee Shares in the aggregate to investors in consideration for the Backstop Commitment. Accordingly, the table on page 43 of Amendment No. 1 provides an illustration of how the ownership percentages could change in such a scenario.

Hennessy Capital has revised the disclosure on page 138 of Amendment No. 1 in response to the Staff’s comment to make the disclosure consistent with the other disclosure in the Proxy Statement.

5. Disclosure in the third bullet point on page 2 and elsewhere in your proxy statement indicates that the Backstop Commitment is intended to ensure that you receive sufficient funds from the trust account after redemptions to fund required share repurchases from existing Daseke stockholders. Please explain how purchases in the open market or privately negotiated transactions with third parties will help to achieve this objective. Please also clarify whether the proceeds of any private placement will be placed in the trust account and what impact, if any, that will have on redemptions.

Response: Pursuant to the existing charter, Hennessy Capital is providing its public stockholders with the opportunity to redeem, upon the closing of the transactions contemplated by the Merger Agreement, shares of Hennessy Capital common stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit in the trust account that holds the proceeds. To the extent the Backstop Commitment is drawn upon by Hennessy Capital and the Backstop Commitment investor acquires shares in the open market or privately negotiated transactions with third parties (including forward contracts), an equivalent amount of trust proceeds (at a redemption price of $10.00 per share) will remain in trust after redemptions. Each Backstop Commitment investor has agreed to not exercise its redemption rights with respect to any such acquired shares or transfer any such acquired shares until after the closing of the Business Combination, thereby effectively guaranteeing that trust proceeds after redemptions will at least equal the drawn amount of the Backstop Commitment. Pursuant to the terms of the Prudential and Main Street Agreement, Hennessy Capital has agreed to use any cash remaining in the trust account following redemptions to increase the cash portion of the aggregate consideration payable to Main Street and Prudential until all of the shares of Daseke common stock held by Main Street and Prudential have been repurchased for cash.

Hennessy Capital has revised the disclosure on pages 3 and 4 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

January 19, 2017

6. In the first bullet point on page 3 and elsewhere in the proxy statement, you estimate the percentage ownership of your existing stockholders and existing Daseke stockholders, assuming redemptions of 33% of outstanding public shares. Please clarify whether this assumption is provided for illustrative purposes only, whether you expect that approximately 33% of outstanding shares will be submitted for redemption, or whether this has some other significance. Please also clarify, if true, that when you refer to increases and decreases in the percentages of shares held by Hennessy and Daseke shareholders, you are comparing amounts to the percentages they would own if 33% of the public shares are redeemed.

Response: Hennessy Capital has revised the disclosure on page 4 of Amendment No. 1 and throughout the Proxy Statement in response to the Staff’s comment to confirm that the 33% redemptions assumption was for illustrative purposes only. Additionally, the Staff is correct that the increases and decreases in percentages are comparing amounts to the percentages such shareholders would own if 33% of the public shares are redeemed, and such clarifying language has been added in the Proxy Statement.

Questions and Answers about the Proposals for Stockholders, page 11

What interests do Hennessy Capital’s current officers and directors have in the Business Combination?, page 19

7. Please revise your answer to include disclosure regarding the July 28, 2017 deadline to complete a transaction.

Response: Hennessy Capital has revised the disclosure on pages 20 to 21 of Amendment No. 1 in response to the Staff’s comment.

Selected Historical and Pro Forma Consolidated Financial and Other Data of Daseke, page 49

8. Given that you have only presented Daseke’s annual financial statements for the years ended December 31, 2015 and 2014, it is not clear why you have disclosed that the “historical revenue, net income (loss), Adjusted EBITDA and free cash flow for the years ended December 31, 2015, 2014 and 2013 are derived from Daseke’s audited historical financial statements included elsewhere in this proxy statement.” Please revise accordingly.

Response: Hennessy Capital has revised the disclosure on page 50 of Amendment No. 1 to remove the reference to the audited historical financial statements of Daseke for the year ended December 31, 2013 being included in the Proxy Statement.

9. You disclose that total assets as of September 30, 2016 were $613,283; however, the balance sheet states that total assets as of September 30, 2016 were $608,855. Please reconcile this apparent discrepancy.

Response: Hennessy Capital has revised the disclosure of total assets on page 51 of Amendment No. 1 to be consistent with the correct total assets amount in Daseke’s consolidated balance sheet as of September 30, 2016 in the amount of $608,855.

Background of the Business Combination, page 141

10. Please revise your disclosure for the time period between August 17, 2016 and October 4, 2016 to include details regarding discussions among Hennessy Capital, its advisors, and USI leading up to, initially, the waiver of exclusivity and, eventually, to the termination of the merger agreement. Please also disclose whether Hennessy incurred any break-up or similar fee in connection with such termination.

Response: Hennessy Capital has revised the disclosure on pages 146 to 147 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

January 19, 2017

11. Please enhance your disclosure regarding Stifel’s contact with Hennessy Capital on September 14, 2016 to discuss what led Stifel to contact Hennessy Capital regarding the opportunity. In this regard, we note that Hennessy management did not obtain approval to retain Stifel as financial advisor until October 2016.

Response: Hennessy Capital has revised the disclosure on page 146 of Amendment No. 1 in response to the Staff’s comment.

12. Please discuss the interactions between Hennessy Capital and Daseke that led to the parties executing a confidentiality and non-disclosure agreement on September 17, 2016.

Response: Hennessy Capital has revised the disclosure on page 146 of Amendment No. 1 in response to the Staff’s comment.

13. Please revise your disclosure to discuss in more detail how you arrived at the amount and type of consideration.

Response: Hennessy Capital has revised the disclosure on pages 146 to 148 of Amendment No. 1 in response to the Staff’s comment.

14. Please enhance your disclosure to provide more detail regarding the management presentation made by Messrs. Daseke and Wheeler on October 10, 2016.

Response: Hennessy Capital has revised the disclosure on page 147 of Amendment No. 1 in response to the Staff’s comment.

15. Please provide more detail regarding the potential debt financing discussed on October

26, 2016.

Response: Hennessy Capital has revised the disclosure on page 149 of Amendment No. 1 in response to the Staff’s comment.

16. Please revise your background section to discuss any alternative transactions or structures that were discussed.

Response: Hennessy Capital has revised the disclosure on pages 145 to 147 of Amendment No. 1 in response to the Staff’s comment. As described in the Proxy Statement, Hennessy Capital identified, evaluated and contacted over 140 potential acquisition target companies since its July 2015 initial public offering and entered into a definitive merger agreement to acquire USI in April 2016, which was subsequently terminated by the parties on October 4, 2016. Subsequent to the waiver of exclusivity with USI in August 2016, and prior to the entry into a letter of intent and exclusivity agreement with Daseke on October 19, 2016, Hennessy Capital management re-assessed and evaluated certain potential acquisition targets that it had previously identified prior to the USI merger agreement, resulting in a few discussions (but no meaningful engagement with) representatives of such target companies. See page 146 of Amendment No. 1.

U.S. Securities and Exchange Commission

January 19, 2017

In addition, Hennessy Capital supplementally advises the Staff that although it regularly considers different types of acquisition structures (including stock purchases v. mergers, different consideration types and structures such as all-stock v. all-cash v. cash/stock mix and consideration payable up-front v. portion payable up-front and portion payable as an earn-out contingent on future performance, etc.), Hennessy Capital has not considered alternatives to completing a business combination given its role as a special purpose acquisition company formed for the purpose of effecting a business combination with one or more businesses.

Description of Fairness Opinion of Valuation Research Corporation, page 154

Miscellaneous, page 167

17. Please disclose the fees paid to Valuation Research Corporation during the past two years for its investment banking services. See Item 1015(b)(4) of Regulation M-A.

Response: Hennessy Capital has revised the disclosure on page 172 of Amendment No. 1 in response to the Staff’s comment to disclose that no fees have been paid to VRC during the past two years for its investment banking services.

Executive and Director Compensation of Daseke, page 243

18. Please update this information to include compensation for Daseke’s 2016 fiscal year.

Response: Hennessy Capital has updated the executive and non-employee director compensation disclosures on pages 247 to 248 of Amendment No. 1 for Daseke’s 2016 fiscal year in response to the Staff’s comment.

Daseke Projected 2016-2017 Financial Information, page 247

19. We note disclosure projections of revenue, adjusted EBITDA and free cash flow for 2016 and 2017. Please note that you must have a reasonable basis for any projections you include in your filing. If you include these projected measures in your revised proxy materials, please disclose the basis for the projection, including any material assumptions or factors underlying the projection.

Response: Hennessy Capital has supplemented its disclosure on page 250 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

January 19, 2017

Daseke, Inc. and Subsidiaries Financial Statements for the Year Ended December 31, 2015

Note 10 – Long-Term Debt, page F-72

20. We note your disclosure that you were in compliance with all covenants contained in the credit agreement; however, it is not clear if you were in compliance with the covenants contained in the Main Street Loan and PCP Subordinated Notes. Please revise your disclosure to explicitly state, for each class of debt that contains covenants, whether or not you were in compliance as of each reporting date.

Response: At the direction of Daseke, Hennessy Capital has revised the disclosure on pages F-46 and F-74 of Amendment No. 1 to confirm that Daseke was also in compliance with the covenants contained in the Main Street term loan agreement and Prudential (or PCP) subordinated notes as of December 31, 2015 and 2014 and as of September 30, 2016.

Note 20 – Reportable Segments, page F-86

21. We note that Daseke provides trucking services in Canada and also transports freight into and out of Mexico by transferring Daseke’s trailers to tractors operated by Mexican- based carriers with which Daseke has contractual and long-standing relationships. As such, please disclose the amount of revenues and long-lived assets that are attributed to the United States of America, as well as attributed to all foreign countries in total. Refer to FASB ASC 280-10-50-41.

Response: Daseke has advised the Company that substantially all of Daseke’s revenue is generated from within the United States, and all of its assets are domiciled in the United States. In 2015 and 2014, Daseke’s revenue from foreign sources, based on customers’ billing addresses, represented less than one percent (1%) of its consolidated total revenue.  Daseke has advised the Company that it will continue to monitor its revenue and long-lived assets attributable to foreign sources and will disclose the amounts thereof in accordance with FASB ASC 280-10-50-41 if and when such revenue and long-lived assets attributable to foreign sources becomes material.

Annex B – Fairness Opinion of Valuation Research Corporation, page B-1

22.       We note the language in the opinion, “. . . the Opinion .. . . [is] solely for the benefit and use of and can only be relied upon by Hennessy Capital II and its Board of Directors.” Please disclose the basis for Valuation Research Corporation’s belief that shareholders cannot rely upon the opinion including (but not limited to) whether Valuation Research Corporation intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to Valuation Research Corporation in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either Valuation Research Corporation or the board of directors under the federal securities laws.

Response: VRC has revised the text of its fairness opinion, and Hennessy Capital has accordingly revised the text of Annex B to the Proxy Statement, in response to the Staff’s comment. See page B-1 of Amendment No. 1.

*******

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz

Michael P. Heinz

cc:      Daniel J. Hennessy, Hennessy Capital Acquisition Corp. II